SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

A PUBLICLY-HELD COMPANY

CALL NOTICE

ANNUAL GENERAL MEETING

The shareholders of BRASKEM S.A. are hereby called to attend the Annual General Meeting, which will be held on April 29, 2011, at 10:00 am, at the Company’s headquarters, at Rua Eteno, No. 1.561, Pólo Petroquímico, City of Camaçari, State of Bahia, in order to deliberate on the following Agenda: 01)  Examination, discussion and voting of the Administration’s Report and the respective Accounts of the Administrators and Financial Statements, containing Explanatory Notes pertaining to the fiscal year ended on December 31, 2010, accompanied by the opinion from the independent auditors and the opinion of the Fiscal Council; 02)  Approval of the allocation of the results of the year ended on December 31, 2010, including a proposal for distribution of dividends; 03)  Election of the members of the Fiscal Council; 04)  Establishment of the global annual compensation of the administrators and members of the Fiscal Council; and 5) Election of the Chairman and Vice-Chairman of the Company’s Board of Directors.

Camaçari/BA, April 13, 2011.

Marcelo Bahia Odebrecht

Chairman of the Board of Directors

General Information:

1. The information and documents provided for in Articles 9, 10 and 12 of CVM Ruling No. 481/09, the proposal for the administrators’ compensation and other relevant information regarding the exercise of the voting right at the Meeting were made available to the Company’s shareholders as established in CVM Ruling No. 481/09 and may be accessed through the website of the Brazilian Securities Commission (CVM) (www.cvm.gov.br), of BM&FBOVESPA (www.bmfbovespa.com.br), or of the Company (www.braskem.com.br/ri).

2. In order to expedite the works at the Meeting, the Company’s Management requests that the shareholders file with the Company, at least 72 hours before the date set for the Meeting, the following documents: (i) slip issued by the financial institution, which is the escrow agent of the book-entry shares held thereby, evidencing the ownership of the shares up to 8 days before the date of the Meeting; (ii) power of attorney, duly regularized pursuant to law, in the event a shareholder is represented by a proxy, with certification of grantor’s signature; and/or (iii) as to the shareholders participating in the fungible custody of registered shares, the statement indicating the respective ownership interest, issued by the competent body. The shareholder or the respective legal representative shall attend the Meeting with his/her proper identity documents.

3.  In view of the Health, Security and Environment Rules (SSMA) in force at the Company’s headquarters, which establish the guidelines for access control and circulation of persons and vehicles in the internal and external areas of the headquarters, the shareholders, as well as their legal representatives at the Meeting convened herein are requested to arrive at least 30 minutes before the time of beginning of the Meeting, seeking to assure compliance with the training procedures of basic instructions of SSMA in force at the Company, which are available for consultation at its headquarters.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.